Exhibit 99.1

Archer - Minutes from the Annual General Meeting 2011
26|09|2011
Hamilton Bermuda (September 26, 2011)

Archer Limited (the "Company") advises that the 2011 Annual General Meeting of the Company was held on September 23, 2011 at 10:00 a.m. at the Elbow Beach Hotel, 60 South Shore Road, Paget PG04, Bermuda.  The following resolutions were passed:

1)         To re-elect Saad Bargach as a Director of the Company.

2)         To re-elect Fredrik Halvorsen as a Director of the Company.

3)         To re-elect Tor Olav Trøim as a Director of the Company.

4)         To re-elect Kate Blankenship as a Director of the Company.

5)         To re-elect Cecilie Fredriksen as a Director of the Company.

6)         To re-elect Alejandro P. Bulgheroni as a Director of the Company.

7)         To re-elect Giovanni Dell'Orto as a Director of the Company.

8)         To re-elect John Reynolds as a Director of the Company.

9)         To re-appoint PricewaterhouseCoopers as auditors and to authorise the Directors to determine their remuneration.

10)       That the remuneration payable to the Company's Board of Directors of a total amount of fees not to exceed US$700,000 be approved for the year ended December 31, 2011.

In addition, the audited consolidated financial statements for the Company for the year ended December 31, 2010 were presented to the Meeting.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)